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Washington, D.C. 20549

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SEC FILE NUMBER
8-48295

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., Ltd. – a Mizuho Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Haruhiko Masuda — 212-705-0883
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., Ltd– a Mizuho Company)
(S.E.C. I.D. No. 8-48295)

STATEMENT OF FINANCIAL CONDITION AS
OF MARCH 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public document.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., Ltd. – a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., Ltd. – a Mizuho Company) (the "Company") as of March 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Bridgeford Group, Inc. at March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 28, 2003

THE BRIDGEFORD GROUP, INC.

(A Wholly-Owned Subsidiary of Mizuho Securities Co., Ltd - a Mizuho Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2003

ASSETS

Interest-bearing deposits	$ 6,773,976
Securities owned - at market value	18,757,945
Fees receivable	6,129
Interest receivable from affiliates	5,311
Premises and equipment, net	74,630
Deferred tax asset	1,200,000
Other assets	233,371
TOTAL ASSETS	$27,051,362

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 364,026
Deferred rent	29,390
Total liabilities	393,416
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Retained earnings since March 25, 2002	1,657,946
Total stockholder's equity	26,657,946
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$27,051,362

See notes to statement of financial condition.

1. GENERAL

On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank Limited and The Industrial Bank of Japan, Limited merged to form Mizuho Financial Group. In connection with this merger, on March 25, 2002, The Bridgeford Group (NY), Inc. and its parent The Bridgeford Group, Inc., both wholly-owned subsidiaries of The Industrial Bank of Japan, Limited, combined their operations. The combined company was renamed The Bridgeford Group, Inc. (the "Company"). The reorganization resulted in the elimination of approximately $18 million in accumulated deficit and a return of capital of approximately $8 million, which was charged against the Company's additional paid-in capital account. As a result of this reorganization, the Company's year end was changed to March 31, 2003 to conform with the year end of the parent.

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., Ltd (a Mizuho Company). The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

a. *Securities Owned* - Securities transactions are recorded on a trade date basis and are valued at market. Accrued interest is included in results of operations.

b. *Income Taxes* - The Company utilizes the asset and liability method for accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109").

c. The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of March 31, 2003. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from those estimates

d. Financial instruments are carried at fair value or at amounts which approximate fair value. Interest-bearing deposits with affiliates, receivables and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

Recent Accounting Developments – In November 2002, the FASB issued Financial Interpretation ("FIN") No. 45 " Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required with no material impact on the financial statement.

In January 2003 the FASB issued Financial Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51 "Consolidated Financial Statements". In general, a variable interest entity ("VIE") is a corporation, partnership, limited liability corporation, trust, grantor trust or any other legal structure used to conduct activities or hold assets that either does not have equity investors with voting rights that can directly or indirectly make decisions about the entity's activities through those voting rights or similar rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets including loans or receivables, real estate or other property. This interpretation requires, among other things, for a VIE to be consolidated if the company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. The effective date of this interpretation was immediate for all variable interests in VIE's created after January 31, 2003. For variable interests in a VIE created before February 1, 2003, the Company must apply the provisions of this Interpretation by July 1, 2003. The adoption of FIN No. 46 will have no impact on the financial statement as the Company has no interests in VIE's.

3. INCOME TAXES

The Company has established a deferred tax asset to reflect the future tax benefit resulting from an alternative minimum tax credit carry-forward of approximately $67,000. A valuation allowance was established with respect to this asset since, in management's opinion, it is more likely than not that no benefit will be realized from this asset. The alternative minimum tax credit may be carried forward indefinitely.

The Company is expected to incur a state and local tax liability of approximately $95,000.

The Company has a remaining tax net operating loss ("NOL") carryforward of approximately $13,363,000, which begins to expire after December 31, 2005. A Federal deferred tax asset at March 31, 2003 of $5,089,000, and a state and local deferred tax asset at March 31, 2003 of $211,000 is attributable to the tax benefit of the Federal net operating loss carryforward, capital loss carryforward, depreciation, and deferred compensation deducted in a prior year for book purposes. The Company is not entitled to utilize net operating loss carryforwards for state and local purposes. The Company has recorded a valuation allowance of approximately $4,033,000 against the federal net operating loss carryforward because, in the opinion of management, it is more likely than not that the benefit resulting from this asset will not be realized due to the expiration of the carryforwards.

4. RELATED PARTY TRANSACTIONS

Total interest-bearing deposits include interest-bearing deposits with affiliates in the amount of $3,454,311. Interest-bearing deposits with affiliates are placed with Mizuho Holdings Corporate Bank – Cayman Branch ("MHCB – Cayman Branch").

5. COMMITMENTS AND CONTINGENCIES

The Company signed a long-term office lease agreement for the period March 1, 2002 through April 30, 2007. The lease includes provisions for escalation and provides certain rent incentives over the initial years of the lease.

The minimum lease obligation at March 31, 2003 is as follows:

Year Ending March 31,	Minimum Annual Rental
2004	$ 209,230
2005	209,230
2006	209,230
2007	209,230
Thereafter	17,436
	$ 854,356

6. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2003, the Company had net capital and a minimum net capital requirement of $21,640,810 and $26,288, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.018 to 1.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

May 28, 2003

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., Ltd. – a Mizuho Company)
399 Park Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., Ltd. – a Mizuho Company) (the "Company") for the fifteen months ended March 31, 2003 on which we issued our report dated May 28, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17-a13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management of The Bridgeford Group, Inc., the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP